Mail Stop 4561

August 11, 2006

James A. Fleming
2500 Windy Ridge Parkway, Suite 1600
Atlanta, GA 30339

Re: Cousins Properties Incorporated
Form 10-K for Fiscal Year Ended December 31, 2005
Filed March 14, 2006
File No. 001-11312

Dear Mr. Fleming:

We have completed our review of your Form 10-K and do not, at this time, have any further comments.

You may contact Yolanda Crittendon, Staff Accountant, at (202) 551-3472 or the undersigned at (202) 551-3498 if you have questions.

Sincerely,

Linda VanDoorn
Senior Assistant Chief Accountant